1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

May 19, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor, Christina DiAngelo Fettig

Re:	Garrison Capital Inc.
Registration Statement on Form N-2
File Numbers: 333-195003 and 814-878

Ladies and Gentlemen:

Garrison Capital Inc., a Delaware corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration No. 333-195003) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated May 2, 2014 from James E. O’Connor and Christina DiAngelo Fettig of the Staff to William J. Tuttle of Dechert LLP, outside counsel to the Fund. For your convenience, the text of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked against the initial filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Introduction

Before responding to the specific comments of the Staff with respect to the Registration Statement, the Fund would like to provide some background information regarding its use of a collateralized loan obligation (“CLO”) as the Fund’s primary debt financing source. The CLO is a secured financing in which notes issued by the CLO were sold to institutional investors in the debt capital markets. Like any other secured financing, such as a senior secured credit facility, (1) full economic exposure to the underlying assets remains with the Fund, which indirectly own 100% of the equity interests of the CLO, (2) the purchasers of notes issued by the CLO (who are effectively lenders to the CLO) receive a security interest in a pool of senior secured and second lien loans for their extension of credit, (3) the Fund, acting indirectly through the Investment Adviser, retains full control over critical management functions, such as loan origination, and purchasing, monitoring and disposition of investments, (4) the loans collateralizing the CLO are included on the consolidated balance sheet and consolidated schedule of investments of the Fund for financial reporting purposes, (5) the notes issued by the CLO are treated as outstanding borrowings of the Fund for purposes of monitoring compliance with the asset coverage ratio applicable to business development companies, and (6) there is no incremental increase in the amount of management and advisory fees paid by the Fund as a result of the CLO because the Investment Adviser, in its capacity as sub-collateral manager, waives all of the fees to which it is entitled under the sub-collateral management agreement.

United States Securities and Exchange Commission May 19, 2014 Page 2

As a practical matter, the Fund believes that the CLO allowed the Fund to obtain debt financing on more attractive terms than those available to the Fund and similarly situated business development companies through traditional secured bank borrowings, thereby allowing management to limit costs ultimately borne by common stockholders.

Outside Front Cover

1.	Please provide an undertaking that the Fund will file a post-effective amendment describing any issuance of debt securities that must be declared effective prior to their issuance.

Response:

As requested, the Fund hereby undertakes that the Fund will file a post-effective amendment describing any issuance of debt securities that must be declared effective prior to their issuance. The Fund has included disclosure of this undertaking under the heading “Description of Debt Securities.”

Prospectus Summary, page 1

2.	Throughout the registration statement, the respective natures and the relationship of “GF2013-2” and the “CLO Facility II” are unclear. For example, the last paragraph on page 20 of the prospectus states: “For as long as the Class A-1 Notes, remain outstanding, investors in the Class A-1 Notes comprise the most senior class of notes of GF 2013-2 then outstanding, or the Controlling Class, under the CLO Facility II.” Where appropriate in the body of the prospectus, please clarify the following issues.

a)	The subsection “Basis for Consolidation, on F-25 of the financial statements, states: “GF 2013-2 Manager owns a 100% interest in GF 2013-2, which is deemed to be an investment company.” What is the legal and accounting status of GF2013-2?

b)	CLOs are generally actively managed, closed-end investment funds and the term often refers to both the fund and the securities it issues. It is unclear whether you consider GF2013-2 to be a CLO or the issuer of a CLO (i.e., “CLO Facility II”).

c)	Do you consider GF2013-2 to be an issuer described in Section 3(c)(1) of 3(c)(7) of the Investment Company Act?

United States Securities and Exchange Commission May 19, 2014 Page 3

d)	Is GF2013-2 eligible to rely on Rule 3a-7 under the Investment Company Act?

e)	What are the business, tax, and/or, legal reasons for GF2013-2 being organized and domiciled in the Cayman Islands?

f)	Is CLO Facility II a separate entity? Does it have a legal or accounting existence? If not, to what does the term refer?

Response:

As requested, the Fund has modified the disclosures to note that the CLO is an investment company for accounting purposes and exempt from registration as an investment company in reliance on Section 3(c)(7) of the 1940 Act.

As requested, the Fund has simplified the disclosure throughout the prospectus (other than the audited financial statements) to eliminate reference to CLO Facility II and instead use one term to refer to both the legal entity and the securities that it has issued.

The Fund respectfully submits that the CLO was not structured to be eligible to rely on Rule 3a-7 under the 1940 Act. Rather, the CLO is exempt from registration under the 1940 Act as an investment company in reliance on Section 3(c)(7) of the 1940 Act.

The CLO was organized and is domiciled in the Cayman Islands as a result of the desire of the placement agent for the CLO, Natixis, New York Branch, to be able to better market the securitization transaction to certain offshore investors not subject to U.S. federal income taxation. The Fund believes that this structure enabled it to obtain better pricing for the CLO transaction. The Fund respectfully submits that the reasons for organizing the CLO in the Cayman Islands are not material to an investment decision in the Fund’s securities; investors in the Fund are not acquiring a direct interest in the CLO, the subordinated notes of the CLO owned by the Fund are eliminated in the consolidation of the Fund’s consolidated financial statements, and the CLO is a disregarded entity for U.S. federal income tax purposes. Rather, the material information regarding the domicile of the CLO is its jurisdiction or organization, which is disclosed in the Registration Statement.

3.	The use of the abstract terms GF2013-2 and CLO Facility II in the summary section is confusing. Whatever distinctions are intended by the use of the two terms, they are more appropriately conveyed subsequently in the prospectus. To clarify and simplify the summary section, please eliminate the use of the two terms in the summary section and substitute the term “Collateralized Loan Obligation (CLO).” The disclosure would also be clearer if “GF 2012-1” were referred to as a “Predecessor CLO Issuer.”

United States Securities and Exchange Commission May 19, 2014 Page 4

Response:

As requested, the Fund has eliminated the use of the two terms, GF 2013-2 and CLO Facility II, in the summary section and substituted the term “Collateralized Loan Obligation, or CLO.” The Fund respectfully submits that GF 2012-1 was not a collateralized loan obligation but rather a structured credit facility. Accordingly, the Fund has revised the references to GF 2012-1 to refer to it as a “Predecessor Credit Facility.”

4.	Please clarify the effects of the Fund’s securitization strategy, including the following.

a)	Approximately 80% of the loans, carried on the Fund’s consolidated balance sheet, including the highest quality loans, have been sold to a Cayman Islands CLO in a securitization transaction.

b)	Using the loans purchased from the Fund as collateral, the CLO has issued five tranches of securities - comprising four classes of notes, whose interest rates depend on their repayment risk, and a residual interest, which is entitled to whatever returns remain after the loans are paid.

c)	In exchange for the loans sold to it by the Fund, the CLO has issued to a subsidiary of the Fund both the residual interest and the lowest-rated tranche of notes issued by the CLO.

d)	As a result of the securitization, the assets owned by the Fund consist of the lowest-rated loans on the Fund’s consolidated balance sheet, as well as the residual interest and the most junior tranche of notes issued by the CLO.

e)	As a result of the securitization, there has been a significant reduction in the credit quality of the assets owned by the Fund.

Response:

The Fund respectfully submits that 80% of the loans carried on the Fund’s consolidated balance sheet were not transferred to a special purpose vehicle as part of the securitization transaction. Rather, substantially all of the loans transferred to the CLO as part of the securitization transaction previously were held by the Predecessor Credit Facility. The Fund has disclosed, however, that following completion of the securitization transaction approximately 80% of its loans are held by the CLO.

As requested, the Fund has modified the disclosure to state affirmatively that, using the loans purchased from the Fund as collateral, the CLO has issued six tranches of securities, comprising five classes of notes, whose interest rates depend on their relative repayment risk, and that the Fund retains a residual interest entitling it to the returns remaining after amounts owing to holders of the notes have been paid. The Fund has also disclosed that it currently holds the two most junior classes of notes issued by the CLO.

United States Securities and Exchange Commission May 19, 2014 Page 5

The Fund respectfully submits that the assets directly owned by the Fund do not constitute the lowest-rated loans on the Fund’s consolidated balance sheet and that the CLO did not reduce the credit quality of the assets directly owned by the Fund at the time of the refinancing of GF 2012-1, which was also a structured credit facility. Rather, the loans contributed to the CLO were required to meet certain eligibility criteria, including industry diversification, and these loans as well as loans acquired by the CLO using the proceeds from the sale or repayment of loans comprising the initial portfolio, were selected by the Investment Adviser, in its capacity as sub-collateral manager to the CLO, based on these eligibility criteria and without regard to whether they are the highest performing assets in the Fund’s overall portfolio.

5.	Disclose the purposes of the securitization – e.g., liquidity for distributions to investors or additional investments by the Fund.

Response:

As requested, the Fund has disclosed the purposes of the securitization.

6.	Please address, where appropriate, the following issues that are raised by the Fund’s ownership of 100% of the equity of the Cayman Islands CLO, which is a “controlled foreign corporation” (“CFC”).

a)	Please disclose whether the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8 of the Investment Company Act ), as well as capital structure and leverage (Section 18 of the Investment Company Act), on a consolidated basis with the CFC.

b)	Please disclose whether the collateral manager and sub-collateral manager comply with the requirements of the Investment Company Act relating to investment advisory contracts (Section 15 of the Investment Company Act) as advisers to the CFC described in Section 2(a)(20) of Investment Company Act). Please disclose whether the collateral manager is registered under the Investment Advisers Act.

c)	Please disclose whether the CFC complies with the provisions of the Investment Company Act relating to affiliated transactions and the custody of assets (Section 17 of the Investment Company Act).

d)	Please disclose whether the principal investment strategies and principal risk disclosures of the registration statement reflect aggregate operations of the fund and the CFC.

e)	Please confirm in your response letter that: (1) the CFC’s expenses are included in the Fund’s prospectus fee table; (2) the CFC has designated an agent for service of process in the United States; (3) the CFC agrees to inspection of the CFC’s books and records by the staff; and (4) the CFC’s trustee will sign the Fund’s registration statement.

United States Securities and Exchange Commission May 19, 2014 Page 6

Response:

As requested, the Fund has revised the disclosure in the Prospectus Summary to state that it complies with the provisions of the 1940 Act, including those governing investment policies, capital structure and leverage, on a consolidated basis with the CLO.

The Fund notes that it is not a party to the collateral management or the collateral sub-management agreement. Such agreements are therefore not investment advisory contracts with an investment company. Therefore, such agreements are not required to meet the requirements of Section 15 of the 1940 Act. As requested, the Fund has revised the disclosure to note that the sub-collateral manager, which is the Fund’s investment adviser, is a registered investment adviser.

As requested, the Fund has disclosed that the CLO, on a consolidated basis with the Fund, complies with the provisions of the 1940 Act relating to affiliated transactions and the custody of assets.

As requested, the Fund has disclosed that the principal investment strategies and principal risk disclosures of the registration statement reflect the operations of the Fund and its subsidiaries, including the CLO, on a consolidated basis.

The Fund hereby confirms that the CLO’s expenses are included in the Fund’s prospectus fee table, that the CFC has designated an agent for service of process in the United States and that the CLO agrees to inspection of its books and records by the Staff. The Fund respectfully submits that the CLO is not issuing securities under the Registration Statement, including in any capacity as a co-issuer. Accordingly, the Fund respectfully submits that it would be inappropriate for the CLO’s trustee to sign the Registration Statement in the absence of the CLO issuing securities to investors.

7.	Given that more than 70% of the value of the total assets on the fund’s consolidated balance sheet are securities owned by GF-2013-2, a Cayman Islands CLO, please explain how the Fund can “make available significant managerial assistance” to the issuers of those securities in terms of Sections 2(a)(47) and 2(a)(48)(B) of the Investment Company Act.

Response:

The Fund respectfully submits that, at the time of the acquisition of each asset that is an eligible portfolio company, regardless of whether that acquisition is completed by the Fund itself or one of its consolidated subsidiaries, the Fund sends a letter to the portfolio company offering to make available managerial assistance. The Administrator or an affiliate of the Administrator would provide such managerial assistance on our behalf to portfolio companies that request this assistance.

United States Securities and Exchange Commission May 19, 2014 Page 7

8.	Given that GF-2013-2 is not itself an “eligible portfolio company” because it does not meet the requirement of Section 2(a)(46)(A) of the Investment Company Act that an eligible portfolio company be “organized under the laws of, and have its principal place of business in any State or States,” the Fund can only be compliant with Sections 55(a) and 2(a)(46) of the Investment Company Act by looking through GF2013-2 to the securities of the eligible portfolio companies it holds. What is the legal authority for doing so? Will the loans held by GF2013-2 be subject to the safeguards of Section 17(f) of the Investment Company Act and the rules thereunder? Will the persons with access to the securities held by GF-2013-2 be covered by a fidelity bond compliant with Section 17(g) of the Investment Company Act?

Response:

The Fund respectfully notes that that the Staff has previously recognized and accepted in no-action correspondence as well as the disclosure review process the existence and pass-through nature of disregarded entities that were wholly owned subsidiaries of a business development company. Of particular relevance is the no-action letter issued to NGP Capital Resources Co. (avail. Dec. 28, 2007) (“NGP”) permitting that business development company to interpose three tiers of disregarded entities between the business development company and the eligible portfolio companies in which it was investing. Significantly, the NGP letter did not directly address whether these disregarded entities could have been considered eligible portfolio companies in their own right, but rather assumed they could not. The Fund is aware of several other business development companies with a similar structure and analysis with respect to their structured finance subsidiaries and, in fact, the Fund had a similar collateralized loan obligation in place at the time of filing of several amendments to the Registration Statement on Form N-2 filed in connection with the Fund’s initial public offering. As a wholly-owned subsidiary of the Fund, the loans held by the CLO are subject to the Fund’s Section 17(f)-compliant custody arrangements with Deutsche Bank Trust Company Americas. The access persons to the securities held by the CLO are employees of Garrison Investment Group LP who are made available to the Fund’s Investment Adviser by virtue of the Staffing Agreement between the Investment Adviser and Garrison Investment Group LP. These persons are covered by a fidelity bond compliant with Section 17(g) of the 1940 Act.

Garrison Capital, page 1

9.	Please revise the last sentence in the fourth paragraph to state: “In addition, we believe that middle-market companies traditionally have exhibited lower default rates….”

United States Securities and Exchange Commission May 19, 2014 Page 8

Response:

As requested, the Fund has revised the last sentence in the fourth paragraph to state: “In addition, we believe that middle-market companies traditionally have exhibited lower default rates….”

10.	Please explain how the Fund’s “weighted average yield” is calculated. Please disclose that this yield is higher than what investors in the Fund will realize because it does not reflect the Fund’s expenses and any sales load paid by investors.

Response:

As disclosed under the heading “Selected Consolidated Financial Data”, weighted average yield is calculated based on the fair value of the investments and interest expected to be received using the current rate of interest at the balance sheet date to maturity, excluding the effects of future scheduled principal amortizations. As requested, the Fund has added disclosure that the weighted average yield may be higher than what investors in the Fund will realize because it does not reflect the Fund’s consolidated expenses or any sales load paid by investors and added a definition of weighted average yield to the prospectus summary.

Recent Developments, page 5

11.	Please delete the extensive disclosure in this section about the “Anchor” sale. The Fund has made a number of sales in 2014 and it could be misleading to focus on a particularly profitable one.

Response:

As requested, the Fund has deleted the disclosure in this section about the “Anchor” sale.

12.	We note that the terms “core portfolio” and “transitory portfolio” are not defined until pages 57 and 53, respectively. These terms should be defined in this subsection, where they are first used.

Response:

As requested, the Fund has defined the terms “core portfolio” and “transitory portfolio” in this subsection.

Summary Risk Factors, page 8

13.	Revise the fourth bullet to make clear that the Fund’s strategy involves a very high degree of leverage – currently almost 50%. Please also summarize, in this subsection, the risks of investing in a highly leveraged fund, including volatility and possible distribution restrictions.

United States Securities and Exchange Commission May 19, 2014 Page 9

Response:

As requested, the Fund has revised the fourth bullet to make it clear that its strategy involves a high degree of leverage. The Fund has also summarized in this subsection the risks of investing in a highly leveraged fund, including volatility and possible distribution restrictions.

14.	The penultimate bullet on page 8 states simply: “We are subject to risks associated with the CLO Facility II.” Particularly given the extent to which the Fund’s assets will be securitized by means of the CLO and the likelihood that many investors may be unfamiliar with CLOs, this statement is inadequate. Please summarize here, the principal risks created by the Fund’s use of a CLO. These risks should include: the illiquidity of the residual interest; the reduction in the credit quality of the Fund’s investments resulting from the exchange of the Fund’s portfolio loans for the lowest rated tranches of a foreign CLO; the indenture requirement, in the event of credit quality event, to reduce or suspend payments to the Fund, as indirect equity owner, and direct all proceeds to the servicing and repayment of the senior notes, and the risks created by any non-call periods and, alternatively, redemptions by the senior note holders.

Response:

As requested, the Fund has summarized the principal risks that it believes are created by its use of a CLO under the heading “Prospectus Summary—Summary Risk Factors.” The Fund notes that these summaries match the headings of the individual risk factors in the “Risk Factors” section of the prospectus.

15.	The loans owned by GF2013-2 have relatively high Libor floors, but the debt issued by the CLO either has no Libor floor or much lower Libor floors. Consequently, if rates rise, but the Libor floors for the loans are not reached, the value of the Fund’s residual interest in the CLO could fall substantially. Please disclose this risk and illustrate it with an example showing what happens to the value of the residual interest if interest rates rise by 50 bp.

Response:

The Fund respectfully submits that, because the CLO is consolidated for financial reporting and regulatory purposes, changes in the residual value of the CLO (which value is eliminated in consolidation) are not relevant to an investment decision in the Fund’s securities.

Fees and Expenses, page 10

16.	The CLO’s fees and expenses will be paid before the Fund, as the indirect equity holder, is paid. Accordingly, if the CLO is described in Section 3(c)(1) or (7) of the Investment Company Act, please confirm that its fees and expenses, if they exceed 0.01 percent (one basis point) of average net assets, will appear in “Acquired Fund Fees and Expenses.” If any such fees and expenses are not expected to exceed one basis point, please confirm that they will be included in “Other Expenses.” See Instruction 10.a to Item 3 of Form N-2.

United States Securities and Exchange Commission May 19, 2014 Page 10

Response:

Because the CLO is wholly owned by the Fund and consolidated with the Fund for accounting and regulatory purposes, the fees and expenses of the CLO are included in the line items “Interest payments on borrowed funds” and “Other expenses.” The Fund respectfully submits that it believes that Instruction 10.a. to Item 3 of Form N-2 is intended to apply to situations where a fund is investing a portion of its assets into a fund managed by a third-party (and for which separate management fees are charged by the third-party fund), not situations where no incremental management fees are incurred or where the fees are otherwise reflected in the operating results of the fund due to consolidation for accounting purposes. Moreover, this treatment is consistent with that of other business development companies using wholly-owned subsidiaries as structured credit facilities and permits investors to see the costs associated with the Fund’s leverage while also tying such costs to the information in the financial statements of the Fund. For example, were information on the interest paid by the CLO to be moved to a separate line item, the line item for “Interest payments on borrowed funds” would be immaterial, which is potentially misleading to prospective investors because of the Fund’s leverage profile and inconsistent with the interest expense shown directly on the Fund’s consolidated statement of operations.

17.	Footnote 4 states: “The estimate of our base management fees assumes net assets of $254.1 million and leverage of $220.1 million, which reflects our net assets and leverage as of December 31, 2013.” The base management fee shown should be based on the Fund’s gross assets estimated for the current fiscal year, including the anticipated net proceeds of the current offering and all anticipated leveraging for the current fiscal year. Please also clarify that no effect is given in the fee table to any fee waivers. See Instruction 7.a. to Item 3 of Form N-2.

Response:

At the current time, the amount of any offerings of securities by the Fund during the current fiscal year is unknown. As a result, the Fund has adopted a more conservative approach for the presentation of fees and expenses table in the Registration Statement, basing the base management fee on actual historic amounts. In the prospectus supplement for any offering of securities, at a time when the approximate amount of securities to be issued is known, the Fund will include a fees and expenses table that reflects the Fund’s gross assets on a pro forma basis to give effect to such offering. The Fund respectfully submits that this approach is consistent with that of a large number of other business development companies filing shelf registration statements. As requested, the Fund has clarified that no effect is given in the fees and expenses table to any fee waivers.

United States Securities and Exchange Commission May 19, 2014 Page 11

18.	Footnote 6 makes reference to a “Credit Facility,” but this term is not explained until page 58. Abstract or technical terms, such as this one, should be defined when they are first used in the prospectus.

Response:

As requested, the Fund has defined terms on first use in the prospectus.

19.	Footnote 7 states: ‘“Other expenses” are based on actual amounts incurred during the three months ended December 31, 2013, annualized for a full year.” Please base “other expenses” on estimated amounts for the current fiscal year, without giving effect to any waivers. See Instruction 6 to Item 3 of Form N-2.

Response:

As requested, the Fund has based “other expenses” on estimated amounts for the current fiscal year, without giving effect to any waivers.

We intend to continue to finance our investments with borrowed money…, page 18

20.	The disclosure states: “We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.” Please eliminate the word “emergency” from this statement in conformity with Section 18(g) of the Investment Company Act.

Response:

As requested, the Fund has eliminated the word “emergency” from the aforementioned statement.

21.	The last paragraph of the subsection states: “In addition to issuing securities to raise capital as described above, we may in the future seek to securitize our loans to generate cash for funding new investments.” In light of the fact that the fund is currently securitizing the bulk of its originated loans by means of the CLO, please revise this paragraph to reflect the fact that the Fund is currently incurring the risks that are described as hypothetical.

Response:

As requested, the Fund has revised this paragraph to reflect the fact that it is currently incurring such risks.

The interests of investors in certain of the Class A Notes and Class B Notes may not be aligned with our interests, page 20

United States Securities and Exchange Commission May 19, 2014 Page 12

22.	Please disclose generally who has invested in the Class A-1R Notes, Class A-1T Notes, Class A-2 Notes, and the Class B Notes of the CLO.

Response:

As requested, the Fund has disclosed generally that institutional investors have invested in the Class A-1R Notes, Class A-1T Notes, Class A-2 Notes and Class B Notes.

Restructurings of investments held by GF 2013-2…, page 21

23.	This subsection contains the only mention in the prospectus of the “collateral management agreement,” which is attached as an exhibit to the registration statement. And, currently, the only description of the relationship between the “collateral management agreement,” executed between the CLO manager and the CLO, and the “sub-collateral management agreement,” executed between the Investment Adviser and the CLO manager is in the notes to the financial statements. Please provide an explanation of the two agreements in this subsection.

Response:

As requested, the Fund has provided an explanation of the collateral management and sub-collateral management agreements in the above-captioned risk factor.

We may not receive cash from GF 2013-2…, page 16

24.	The disclosure states: “In the event that we fail to receive cash from GF 2013-2, we could be unable to make distributions to our stockholders in amounts sufficient to maintain our status as a RIC, or at all.” We note that GF2013-2 is a “controlled foreign corporation” (“CFC”), as defined in Section 957(a) of the Internal Revenue Code (“Code”). Typically, all of a CFC’s income and gains constitute “Subpart F income,” as defined in Section 951(a)(1)(A)(i) of the Code, which a RIC must include in gross income. Section 851(b) of the Code provides that “Subpart F income” that is currently distributed to a RIC (i.e., by the end of the tax year) will be treated as “dividends” and, thus, constitute qualifying income under Section 851(b)(2) of the Code. However, the fact that Section 851(b) describes only distributed Subpart F income as qualifying implies that any undistributed Subpart F income will not be. If GF2013-2 may not distribute all of its Subpart F income by the end of the tax year, please describe the risk that such income could jeopardize the Fund’s RIC election.

Response:

The Fund respectfully submits that under the “check-the-box” elective entity classification rules, the CLO has elected to be classified as a disregarded entity for U.S. federal income tax purposes. As a result, the income and gains of the CLO do not constitute “Subpart F income” under the Code.

United States Securities and Exchange Commission May 19, 2014 Page 13

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 17.

25.	Because the Fund will invest in debt obligations that are treated as having original issue discount (“OID”) under the federal income tax law (such as zero coupon bonds debt instruments with PIK interest, debt instruments that issued with warrants, and deferred loan origination fees that are paid after origination of the loan), please summarize here and disclose in more detail, where appropriate, the following risks.

a)	The Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Fund may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

b)	Please disclose that the higher interest rates on OID instruments reflect the payment deferral and, in the case of loan obligations, the credit risk associated with the collectability of deferred payments.

c)	Please disclose that even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual collection is scheduled to occur upon maturity of the obligation.

d)	Distributions of OID income may come from investors’ paid-in capital without having to be reported as such to the investors. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them may come from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e)	Please confirm to the staff that any OID interest, if material, will be separately identified in the Fund’s financial statements. See Rule 6-07(1) of Regulation S-X. The Fund’s Schedule of Investments should also show the bifurcation of cash and non-cash interest for each OID security. See also AICPA Audit Risk Alert, Investment Companies Industry Developments—2013/14, at 86.

United States Securities and Exchange Commission May 19, 2014 Page 14

Response:

The Fund respectfully submits that item (a) is addressed through the statement “Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements”, which appears in the above-captioned risk factor.

The Fund respectfully submits that it would be inaccurate to state that OID securities necessarily have increased credit risk or that OID securities represent a significantly higher credit risk than coupon loans. The Fund, however, has added disclosure to note that the Fund’s investments with a deferred interest feature, such as PIK interest, may represent a higher credit risk than loans that must be paid in full in cash on a regular basis.

The Fund has revised the disclosure in the above-captioned risk factor to state that, even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual collection is scheduled to occur upon maturity of the obligation.

With respect to item (d) above, the Fund does not believe there is any uncertainty regarding the source of its cash distributions. Further, the cash to pay distributions in respect of accruals for OID is as likely to come from repayments on or sales of other instruments with OID where the cash receipts have not matched the prior accruals and represent excess cash over GAAP income as it is to come from proceeds of an offering. Accordingly, the Fund respectfully submits that it would be inaccurate to disclose uncertainty regarding the source of cash distributions.

The Fund respectfully submits that the amount of OID interest was included in accretion of discounts in investments in the Fund’s financial statements as of March 31, 2014 and December 31, 2013. The Fund confirms that any OID interest, if material, will be separately identified in the Fund’s financial statements. In addition, The Fund undertakes to include in the Registration Statement more detailed disclosures regarding the risks presented by investments in OID securities should such securities represent at any time a material portion of its investment portfolio.

The Fund hereby undertakes to include in the Registration Statement more detailed disclosures regarding the risks presented by investments in instruments with OID should such securities represent at any time a material portion of the Fund’s investment portfolio.

GF 2013-2 is subject to various conflicts of interest involving Deutsche Bank Trust Company Americas and Natixis, New York Branch, page 22.

26.	The subsection states:

Deutsche Bank Trust Company Americas is the trustee and custodian and Natixis, New York Branch is the note agent and a lender with respect to the CLO Facility II.

and

United States Securities and Exchange Commission May 19, 2014 Page 15

When acting as collateral agent, trustee, custodian, note agent, lender or in other service capacities, as the case may be, with respect to investments held by GF 2013-2… Deutsche Bank Companies and the Natixis Companies are entitled to fees and expenses….

Taken together these statements are confusing. Are the two banks collateral agent, trustee, custodian, note agent, and lender of separate entities or are the two terms - CLO Facility II and GF 2013-2 - being used interchangeably?

Response:

As requested, the Fund has revised the above-captioned risk factor to eliminate reference to Natixis, New York Branch. The Fund supplementally informs the Staff that Deutsche Bank Trust Company Americas is the trustee and custodian with respect to the indenture governing the notes issued by the CLO and that Natixis, New York Branch is the note agent.

27.	The subsection also states: “The Deutsche Bank Companies or the Natixis Companies might act as a counterparty under swaps or any other derivative agreements for transactions involving issuers of investments held by GF 2013-2.” Please inform us whether the CLO is currently engaged in any derivatives transactions. Depending on your response, we may have additional comments.

Response:

The Fund respectfully submits that neither the Fund nor any of its subsidiaries, including the CLO, is engaged in any derivatives transactions.

There may be conflicts related to obligations…, page 24

28.	This subsection refers to “our Investment Adviser’s allocation policy,” but the disclosure in the third paragraph on page 26 refers to the “allocation policy of Garrison Investment Group and our Investment Adviser.” Please clarify whether separate allocation polices are referred to and whether the policy, or policies, are written.

Response:

The Fund respectfully submits that there is one allocation policy that applies to Garrison Investment Group LP and its affiliated investment advisers. The Fund has revised the disclosure accordingly and included a statement that the allocation policy is written.

Our portfolio investments will be recorded at fair value as determined in good faith by our board of directors, page 27

29.	The disclosure states: “We have retained the services of several independent service providers to review the valuation of [Level 3] securities.” Please clarify whether the Fund’s Level 3 securities will be reviewed by more than one “service provider” and whether they provide a valuation of the securities.

United States Securities and Exchange Commission May 19, 2014 Page 16

Response:

As requested, the Fund has clarified that, although it has retained several independent service providers to value its Level 3 securities, each security, to the extent valued during any particular fiscal quarter, is valued by only one service provider.

We may expose ourselves to risks if we engage in hedging transactions, page 29

30.	The disclosure states that the Fund may hedge “against currency fluctuations affecting the value of securities denominated in non-U.S. currencies.” Please disclose whether the Fund, directly or indirectly, invests currently in any foreign securities and currently hedges any foreign currency exposure.

Response:

As requested, the Fund has included disclosure that it is not currently invested in any foreign securities and does not currently hedge any foreign currency exposure.

Use of Proceeds, page 45

31.	The disclosure indicates that the Fund “will pay the printing, legal, filing and other similar expenses of any offering of common stock by the selling stockholders.” If they could be considered material, please disclose an estimate of these costs in the fee table and whether the board has made a good faith determination about the Fund’s payment of them.

Response:

The Fund respectfully submits that the printing, legal, filing and other similar expenses of any offering of common stock by the selling stockholders are not expected to be material. In the event that such costs are determined to be material, the Fund will disclose in the applicable prospectus supplement an estimate of these costs in the fee table and whether the board of directors has made a good faith determination about the Fund’s payment of them.

Net Realized Gain (Loss) and Unrealized Gain (Loss) on Investments, page 56

32.	The disclosure states: “Net realized losses for the year ended December 31, 2013 were driven primarily by $(5.7) million of realized losses incurred as a result of the distribution-in-kind of the assets of Next Generation Vending, LLC.” Please explain to us how the distribution in kind was valued. How did the Fund take a realized loss on a distribution in kind?

United States Securities and Exchange Commission May 19, 2014 Page 17

Response:

The Fund respectfully submits that for purposes of U.S. GAAP the distribution in kind of the investment in Next Generation Vending, LLC, which was completed prior to completion of the Fund’s initial public offering, was treated as the equivalent of a sale of such asset for accounting purposes. The Fund assessed the fair value of the investment as of the time of the distribution-in-kind to be consistent with the fair value as of December 31, 2012, which fair value was approved by the Fund’s board of directors consistent with the Fund's valuation policies.

Senior Securities, page 66

33.	Please add a footnote explaining that, in 2010 and 2011, the Fund was not subject to the asset coverage requirements of the Investment Company Act.

Response:

As requested, the Fund has added a footnote explaining that, in 2010 and 2011, it was not subject to the asset coverage requirements of the 1940 Act.

Portfolio Companies, page 78

34.	Footnote 2 identifies the portfolio companies that are not eligible portfolio assets under the section 2(a)(46) of the Investment Company Act. These companies should also be identified in the Schedule of Investments.

Response:

The Fund respectfully submits that it is not aware of any affirmative requirement in Regulation S-X to include such information on the face of the audited financial statements. In its financial statements for the quarter ended March 31, 2014, the Fund included such information in the Schedule of Investments and intends to continue to do so going forward.

Example 3: Application of the Incentive Fee Cap and Deferral Mechanism, page 99

35.	This statement under “Assumptions” would be simpler, consistent with the example, and better illustrate the concept of the “Incentive Fee Look-back Period” if it were revised as follows: “[T]he cumulative income related portion of the incentive fee before the application of the incentive fee cap and deferral mechanism over any Incentive Fee Look-back Period ~~prior to any payment of incentive fees during such year~~ is ~~$16.0 million ($8.0 million multiplied by two)~~ $24.0 million ($8.0 million multiplied by three).”

Response:

As requested, the Fund has revised the above-captioned sentence.

United States Securities and Exchange Commission May 19, 2014 Page 18

Page F-4 Consolidated Statements of Assets and Liabilities:

36.	Are there any payables to Trustees at period-end? If so, these should be disclosed separately, in accordance with Regulation S-X, Article 6-04.12:

12. Other liabilities. State separately (a) amounts payable for investment advisory, management and service fees; and (b) the total amount payable to: (1) Officers and directors; (2) controlled companies; and (3) other affiliates, excluding any amounts owing to non-controlled affiliates which arose in the ordinary course of business and which are subject to usual trade terms.

Response:

The Fund respectfully submits that no amounts were payable to its directors as of December 31, 2012 or December 31, 2013.

Page F-20 Consolidated Statements of Operations:

37.	We note that “General and administrative expenses” represent 7.43% of total expenses. If any expense in this category represents 5% or more of total assets, these expenses should be disclosed separately. Refer to Article 6-07.2.b:

(b) State separately any other expense item the amount of which exceeds five percent of the total expenses shown under this caption.

Consider disclosing the components of other general and administrative expenses in the notes to financial statements.

Response:

The Fund respectfully submits that no expense in general and administrative expenses represents more than 5% of total expenses.

Page F-21- Consolidated Statements of Changes in Net Assets/Members’ Capital:

38.	Include the disclosure requirements of Article 6-09.7 of Regulation S-X:

Disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period.

United States Securities and Exchange Commission May 19, 2014 Page 19

Response:

The Fund respectfully requests that there was no undistributed net investment income included in net assets at the end of the applicable periods as shown on the Consolidated Statements of Changes in Net Assets/Members’ Capital. Rather, there was a return of capital for tax purposes in each of the fiscal years ended December 31, 2012 and December 31, 2013.

39.	Article 6-09.4.b of Regulation S-X requires disclosure of the number of shares issued in reinvestment of dividends as well as the number of shares sold and redeemed. Include a reference to the Notes to Financial statements where these share transactions are disclosed.

Response:

The Fund respectfully requests that it, as disclosed in Note 2 to its March 31, 2014 and December 31, 2013 financial statements, issued no shares in connection with the reinvestment of dividends since completion of its initial public offering. Rather, because the Fund’s shares have traded at a discount to net asset value at the time of the payment of each quarterly distribution since completion of the Fund’s initial public offering, the administrator of the Fund’s dividend reinvestment plan, American Stock Transfer & Trust Company, LLC, acquired the shares used to satisfy obligations under the dividend reinvestment plan through open market purchases.

Pages F-5 through F-13- Consolidated Schedule of Investments:

40.	Instruction 1b to Item 8.6.c to Form N-2 requires that a business development company should provide an indication in its Schedule of Investments of those investments that are not qualifying investments under Section 55(a) of the 1940 Act and, in a footnote, briefly explain the significance of non-qualification. We did not see this disclosure. What percentage of securities were non-qualifying assets as of December 31, 2013?

Response:

The Fund respectfully submits that disclosure regarding which of the Fund’s investments are not qualifying investments under Section 55(a) of the 1940 Act and the significance of such non-qualification appears in the section of the Registration Statement captioned “Portfolio Companies.” In its financial statements for the quarter ended March 31, 2014, the Fund included such information in the Schedule of Investments and intends to continue to do so going forward. As of December 31, 2013, approximately 8.3% of the Fund’s assets were in non-qualifying investments.

41.	Footnote “**” on page F-13 discloses that the rate is referenced to an alternate base rate that is commonly based on the Federal Funds Rate or the Prime Rate. Specify with each investment what the rate is based one.

United States Securities and Exchange Commission May 19, 2014 Page 20

Response:

As requested, in future financial statements, the Fund will specify for each investment on which the interest rate is based on an alternate base rate whether the rate is based on the Federal Funds Rate or the Prime Rate.

42.	Disclose the specific LIBOR rate used in calculating the interest rate of each investment. Consider disclosing the current rate of interest in effect at year-end.

Response:

Because the majority of the Fund’s debt investments are subject to a LIBOR floor that is below current LIBOR, the Fund believes that this incremental disclosure would be potentially confusing to prospective investors. The Fund currently discloses the current rate of interest in effect as of the most recent balance sheet date under the heading “Portfolio Companies” and will evaluate including such disclosure in its financial statements for the fiscal year ending December 31, 2014.

43.	We note that certain securities pay PIK interest. A footnote to the Schedule of Investments should define PIK. Also, please see the item addressed in the AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14:

.49 Certain registrants have debt investments that pay both PIK and cash interest. The SEC staff has noticed certain registrants hold debt instruments that have a provision permitting the issuer to determine a range of PIK interest that will be paid, along with a minimum cash percentage to be paid. For example, a bond may have a 15-percent stated interest rate that includes two rate components: (a) a minimum cash interest rate of 10 percent and (b) a PIK interest rate with a range between 0 percent and 5 percent. The SEC staff believes that if an issuer has the ability to pay a range of PIK interest, the current PIK and cash interest rates should be disclosed on the schedule of investments, along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. For example, if the issuer of the bond previously referenced with a 15-percent stated interest rate is currently paying 12 percent cash interest and 3 percent PIK interest as of the date of the financial statements, then the schedule of investments would disclose the current 12 percent cash and 3 percent PIK interest rates, along with the range of possible PIK interest rates that could be paid (0-5 percent) or the maximum allowable amount of PIK interest (0 percent to 5 percent).

Response:

As requested, in its financial statements for the quarter ended March 31, 2014, the Fund defined PIK in a footnote to the Schedule of Investments and intends to continue to do so going forward. The Fund respectfully submits that all of its securities that bear PIK interest accrue PIK interest at a stated rate and that, accordingly, the financial statements comply with the above-captioned guidance.

United States Securities and Exchange Commission May 19, 2014 Page 21

44.	Page F-12 discloses an investment in “GLC Trust 2013-2”. The disclosure in Note 2, “Basis of Consolidation” states that GLC Trust 2013-2 is a 100% owned investment company and has been consolidated into the financial statements. Footnote (1) to the Schedule of Investments summarizes the loans comprising “GLC Trust 2013-2”. Each loan should be disclosed separately on the Schedule of Investments, in accordance with footnote 1 to Article 12-12 of Regulation S-X. Additionally, since this is 100% owned, why is it classified as “non-control/non-affiliate investment” in the Consolidated Schedule of Investments?

Include the disclosure requirements of Article 12-14 of Regulation S-X regarding investments in and advances to affiliates.

Response:

The Fund has revised the reference to its investment in GLC Trust 2013-2 to reference GLC Trust 2013-2 Consumer Loan Portfolio in order to clarify the investment owned by GLC Trust 2013-2.  The GLC Trust 2013-2 Consumer Loan Portfolio is a pool of individual small-balance consumer loans owned by GLC Trust 2013-2.

For accounting purposes, the Fund has determined that the unit of measurement is the portfolio of small-balance consumer loans and not the individual loans themselves.  The Fund has disclosed, consistent with its determination regarding the unit of measurement, the total outstanding par, total fair value, weighted average rate, weighted average maturity and percentage of risk rating, which are the primary attributes used to value the portfolio.  In addition, the Fund does not look through GLC Trust 2013-2 Consumer Loan Portfolio for purposes of Section 55(a) of the 1940 Act, and its investment in GLC Trust 2013-2 Consumer Loan Portfolio is not treated as a qualifying asset.  Accordingly the Fund respectfully submits that the investment required to be disclosed on the Schedule of Investments is the investment in GLC Trust 2013-2 Consumer Loan Portfolio.  The Fund believes this approach is similar to the treatment of investments by business development companies in equity of collateralized loan obligations managed by third parties, whereby the equity of such collateralized loan obligation is disclosed on the schedule of investments, rather than the individual investments owned by such collateralized loan obligation.

The Fund respectfully submits that the individual small-balance consumer loans, for which the proceeds are often used to finance small purchases of durable goods, may not be securities for purposes of the federal securities laws. Under Securities and Exchange Commission v. W.J. Howey Co., 328 U.S. 293 (1946) and its progeny, including Landreth Timber Co. v. Landreth, 471 U.S. 681 (1985), instruments commonly known as a security are securities when there is an investment of money in a common enterprise with profits to come solely from the efforts of others. In this instance, there is no common enterprise because the loans are to individual consumers originated based on their respective creditworthiness as individual borrowers as opposed to relating to any enterprise or business activity. Moreover, there is no expectation of profits on any small-balance consumer loan because an individual does not generate profits as contemplated by the federal securities laws due to the fact that payments under the consumer loans are neither “capital appreciation resulting from the development of the initial investment” nor “participating in earnings resulting from the use of investors’ funds”. See e.g., United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975).

United States Securities and Exchange Commission May 19, 2014 Page 22

The Fund further notes that disclosure of more than 2,000 individual, small-balance consumer loans would add more than 60 pages to the Fund’s quarterly financial statements and would be both confusing and potentially misleading to prospective investors because (1) credit risk associated with the portfolio is neither managed nor valued on an individual loan basis and (2) extensive disclosure on each loan could lead a prospective investor to misunderstand the relative importance of consumer loans to the Fund’s overall portfolio.  Moreover, federal, state and local privacy laws restrict the ability of the Fund to disclose the names of individual borrowers.

Based on the foregoing, the Fund respectfully submits that the individual small-balance consumer loans held by GLC Trust 2013-2 have been appropriately disclosed by major category and are not required to be disclosed separately in the Fund’s financial statements.

Notes to Consolidated Financial Statements:

45.	Note 2 “Income Taxes” discloses that income tax expense if any is reflected on the Statement of Operations. Were any such taxes accrued or paid during the current fiscal year? Confirm that the Fund complies with the disclosure requirements of Articles 6-07.5 and 6-07.7(e) of Regulation S-X.

Response:

The Fund respectfully submits that, as a RIC, it is generally not subject to entity-level U.S. federal income taxation and that it made sufficient distributions during the fiscal year ended December 31, 2013 to avoid accruing or paying any entity-level U.S. federal excise taxes. The Fund confirms that it will comply with the disclosure requirements of Articles 6-07.5 and 6-07.7(e) of Regulation S-X to the extent that it accrues or pays any excise taxes or accrues or pays any material amount of tax associated with the Taxable Subsidiaries.

46.	Note 2 “Income Taxes” on page F-32 discloses the federal income tax basis of investments and net unrealized gain. Include the disclosure requirements of Article 12-12 of Regulation
S-X, footnote 8 which requires disclosure of the aggregate gross unrealized appreciation and aggregate gross unrealized depreciation.

Response:

As requested, the Fund will include disclosure of the aggregate gross unrealized appreciation and aggregate gross unrealized depreciation in its future audited financial statements.

United States Securities and Exchange Commission May 19, 2014 Page 23

47.	Note 4 on Page F-36 appears incomplete. The chart at the top of the page is not formatted properly.

Response:

The Fund respectfully submits that the formatting error that appeared in the EDGAR proof has been corrected.

48.	Note 4 on Page F-37 discloses “Quantitative Information about Level 3 Fair Value Measurements”. Bifurcate the fair value by valuation technique/methodology in the chart that describes the quantitative information about Level 3 fair value measurements. This matter was discussed during the AICPA expert panel meeting held on December 12, 2012:

http://www.aicpa.org/InterestAreas/FRC/IndustryInsights/DownloadableDocuments/INV/INV_EP_Minutes/
INV_ExpertPanel_Minutes_Archive.pdf

e. During the November conference call, the SEC staff referred to the SEC’s Corp Fin staff remarks at the recent AICPA National Conference on Banks & Savings Institutions regarding the use of multiple valuation techniques for certain classes of instruments, where such techniques are not bifurcated by fair value under each valuation approach. The SEC staff provided an example of a BDC with senior debt in Level 3, where both a discounted cash flows valuation technique and market comparable valuation technique were used, each technique used for different holdings within senior debt. The fund only provided total fair value for the total senior debt and did not separately disclose the fair value derived from the discounted cash flow technique and the fair value derived from the market comparable technique. The remarks are available at http://sec.gov/news/speech/2012/spch091212sc.pdf.

Additionally, the headings should match the categorizations in the Consolidated Schedule of Investments.  For example, the chart includes the headings “Senior Secured Investments”, “Second Lien Investments”, “Mezzanine Investments” and there are no such headings in the Consolidated Schedule of Investments.

Response:

The Fund uses both a comparable yield and market comparable approach in the determination of fair value for each of its debt investments; no single material debt investment is valued using only one of the two approaches. Accordingly, the Fund respectfully submits that no bifurcation is required for purposes of its ASC 820 disclosures.

United States Securities and Exchange Commission May 19, 2014 Page 24

The Fund respectfully submits that it is not aware of any legal or accounting requirement that the categorizations of the disclosures required by ASC 820 match the descriptions of various investments in the consolidated schedule of investments.  The Fund notes that its disclosures of the types of investments in the consolidated schedule of investments meet the disclosure requirements outlined in Article 12-12 of Regulation S-X, which requires only the categorization of investments as common equity, preferred equity, debt investments and financial assets (as well as a categorization of such investments by industry). However, the Fund will evaluate matching the descriptions of investments between the schedule of investments and the ASC 820 disclosures in connection with the preparation of its audited financial statements for the fiscal year ending December 31, 2014.

49.	Note 7 on page F-42 discloses the amortized carrying value and outstanding principal at par of the CLO Facility II. The CLO Facility should be included in the fair value hierarchy chart on page F-35.

Response:

The Fund respectfully notes that it has not adopted ASC 825-10, which provides companies with an option to report selected financial assets and liabilities at fair value, with respect to the CLO.  Adoption of ASC 825-10 would require a company to provide certain presentation and disclosure designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to allow a prospective investor to easily understand the effect on earnings of the decision to use fair value. Moreover, adoption ASC 825-10 would require such a company to display the fair value of the selected assets and liabilities on the face of the balance sheet and changes in fair value in the statement of operations.  Because the Fund has not adopted ASC 825-10 with regards to the CLO and because the Fund is required to pay the full amounts outstanding under the CLO at maturity, the Fund respectfully submits that disclosure of fair value of the CLO in the fair value heirarchy charts is neither required nor appropriate.

50.	Note 8 on page F-46 describes the calculation of the incentive fee on capital gains. Please confirm and disclose that an accrual for capital gains incentive fee is made based on unrealized appreciation. Refer to the AICPA Audit Risk Alert Investment Company Industry Developments 2011/12, section .82.

Response:

The Fund supplementally informs the Staff that it did not include an accrual for the capital gains incentive fee based on unrealized capital appreciation in its financial statements for the fiscal year ended December 31, 2013, which accrual would have been immaterial to the Fund’s overall financial statements for such fiscal year. The Fund confirms that its financial statements as of March 31, 2014 included the full accrual for the capital gains incentive fee based on unrealized capital appreciation and that it will continue to make appropriate accruals in future financial statements. In addition, the Fund has enhanced the disclosure in the notes to its financial statements as of March 31, 2014 to provide additional detail regarding each component of the incentive fee and will continue to do so going forward.

United States Securities and Exchange Commission May 19, 2014 Page 25

51.	Note 8 “Investment Advisory Agreement” on page F-45 discloses that the “Investment Adviser agreed to waive its base management fee and incentive fee commencing from the IPO Pricing Date through September 30, 2013”. Please disclose whether these fees are subject to future repayment by the Company.

Response:

The Fund respectfully submits that no portion of the fees waived by the Investment Adviser is subject to future repayment by the Fund. The Fund further submits that, due to the absence of disclosure as to the circumstances under which such fees could be required to be repaid, it is unlikely that investors would believe that such amounts were subject to future repayment. However, as requested, in its financial statements for the quarter ended March 31, 2014, the Fund disclosed that these fees are not subject to future repayment by the Fund and intends to continue to do so going forward.

52.	Note 8 “Incentive Fee Cap and Deferral Mechanism” on page F-46 describes a fee limitation on incentive fees and two additional waivers that are designed to result in net investment income per share of $.035 and $.70 for the three months ended December 31, 2013 and the six months ended June 30, 2014. Please disclose whether these fees are subject to future repayment by the Company, and if so, the length and terms of the repayment period.

Response:

The Fund respectfully submits that no portion of the fees waived by the Investment Adviser is subject to future repayment by the Fund. The Fund further submits that, due to the absence of disclosure as to the circumstances under which such fees could be required to be repaid, it is unlikely that investors would believe that such amounts were subject to future repayment. However, as requested, in its financial statements for the quarter ended March 31, 2014, the Fund disclosed that these fees are not subject to future repayment by the Fund and intends to continue to do so going forward.

53.	Note 8 “Administration Agreement” on page F-47 discloses that the “Company reimburses the GARS Administrator for the costs and expenses incurred by the GARS Administrator in performing its obligations and providing personnel and facilities as described”. Article 6-07.2(c) requires that a note to the financial statements shall include information concerning management and service fees, the rate of the fee, and the base and method of computation. Please describe what administration fees are based on and if all expenses of the Administrator are reimbursed, please describe what procedures are performed by the Board to determine the reasonableness of the fees.

United States Securities and Exchange Commission May 19, 2014 Page 26

Response:

The Fund respectfully submits that the rate of the fees and the base and method of computation are not relevant with respect to the Administrator because, as disclosed under the heading “The Adviser and the Administrator”, the amounts paid to the Administrator are based upon the Fund’s allocable portion of overhead to the Administrator in performing its obligations under the Administration Agreement. As requested, the Fund included such disclosure in the notes to its financial statements for the quarter ended March 31, 2014 and intends to continue to do so going forward. The Fund’s board of directors periodically reviews the amount of the reimbursements by the Fund to the Administrator to ensure their reasonableness.

54.	Note 8 “Administration Agreement” discloses that the “GARS Administrator agreed to waive any amounts due to it under the Administration Agreement from the date of the Conversion through the quarter in which the Company executed the IPO”. Please disclose whether these fees are subject to future repayment by the Company.

Response:

The Fund respectfully submits that no portion of the amounts waived by the Administrator is subject to future repayment by the Fund. The Fund further submits that, due to the absence of disclosure as to the circumstances under which such amounts could be required to be repaid, it is unlikely that investors would believe that such amounts were subject to future repayment. However, as requested, in its financial statements for the quarter ended March 31, 2014, the Fund disclosed that these amounts are not subject to future repayment by the Fund and intends to continue to do so going forward.

55.	Note 8 “Directors’ Fees” discloses that “our independent directors agreed to waive a portion of their fees from the date of the Conversion through the quarter in which the Company executed the IPO”. Please disclose whether these fees are subject to future repayment by the Company.

Response:

The Fund respectfully submits that no portion of the amounts waived by the directors is subject to future repayment by the Fund. The Fund further submits that, due to the absence of disclosure as to the circumstances under which such amounts could be required to be repaid, it is unlikely that investors would believe that such amounts were subject to future repayment. However, as requested, in its financial statements for the quarter ended March 31, 2014, the Fund disclosed that these amounts are not subject to future repayment by the Fund and intends to continue to do so going forward.

56.	Note 8 “Other” discloses that Garrison Loan Agency Services LLC acts as the administrative and collateral agent for certain loans held by the Company. Disclose the nature and amount of any fees paid to Garrison Loan Agency Services LLC.

United States Securities and Exchange Commission May 19, 2014 Page 27

Response:

The Fund respectfully submits that no fees are paid by the Fund to Garrison Loan Agency Services LLC. Any amounts are paid to Garrison Loan Agency Services LLC directly by the borrowers. To the extent that any such fees are paid by the Fund, the Fund will include appropriate disclosure in the notes to its financial statements.

57.	Note 9 “Financial Highlights” does not appear to disclose the per share market value at the end of the period as required by Item 4.1.f of Form N-2.

Response:

The Fund respectfully submits that Instruction 1 to Item 4.1 of Form N-2 provides that the information required by Item 4.1 may be omitted by a business development company.

58.	Note 9 “Financial Highlights” contains disclosure of the “ratio of total expenses to average net assets/members capital”. This ratio is net of fee waivers. Modify the heading from “total” to “net” and include disclosure of the gross expense ratio in the financial highlights table.

Response:

The Fund respectfully submits that the gross expense ratio appeared in the footnotes to Note 9. As requested, in its financial statements for the quarter ended March 31, 2014, the Fund modified the heading from “total” to “net” and included disclosure of the gross expense ratio in the financial highlights table and intends to continue to do so in future financial statements.

* * * * * * * * * *

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or David J. Harris at 202.261.3385 (or by email at david.harris@dechert.com). Thank you for your cooperation and attention to this matter.

United States Securities and Exchange Commission May 19, 2014 Page 28

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Brian Chase, Garrison Investment Group LP
David J. Harris, Dechert LLP